Michael J. Castellano CHIEF FINANCIAL OFFICER LAZARD LTD LAZARD GROUP LLC 30 ROCKEFELLER PLAZA NEW YORK, NY 10020 PHONE 212-632-8262 FAX 212-332-5230 michael.castellano@lazard.com

October 5, 2007

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Lazard Ltd Form 10-K for the fiscal year ended December 31, 2006
File No. 001-32492
Lazard Group LLC Form 10-K for fiscal year ended December 31, 2006
File No. 333-126751

Dear Mr. Decker:

Pursuant to your correspondence dated September 18, 2007, set forth below are our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the above referenced filings.

For your convenience, all text of the Staff’s comments is set forth in bold text followed by the responses of Lazard Ltd (“Lazard” or the “Company”). All page references in the responses set forth below refer to pages of Lazard’s Form 10-K filing. The responses to comments relate to both the Company’s Form 10-K and that of Lazard Group LLC for the fiscal year ended December 31, 2006, unless otherwise noted in our response. All amounts are in thousands of dollars except share data.

LAZARD LTD

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response: The Company advises the Staff that, where additional disclosures or other revisions are requested, we have shown such revisions in our supplemental response. These revisions will be included in our future filings, including our interim filings, where applicable.

2.	Please revise future filings to include the schedules required by Rule 5-04 of Regulation S-X.

Response: The Company currently includes Schedule I – Condensed Financial Information of Registrant (Parent Company Only) in its Form 10-K as required by Rule 5-04 of Regulation S-X. With respect to the other schedules required by Rule 5-04 of Regulation S-X, only the information required under Schedule II – Valuation and Qualifying Accounts is applicable to the Company. Schedules III through V are not applicable to the Company for the following reasons: (i) Lazard is not in the business of acquiring and holding for investment real estate or interests in real estate, although Lazard does from time to time invest in funds whose underlying investments are in real estate, the amounts of which are not substantial (Schedule III); (ii) Lazard is not in the business of providing mortgage loans on real estate (Schedule IV) except that Lazard Freres Banque SA (“LFB”) had previously extended but no longer intends to extend mortgage loans to accommodate its managing directors and employees, the outstanding balance of which amounted to $19,330 and $28,135 at December 31, 2006 and 2005, respectively, as disclosed on page 89 of our Form 10-K; and (iii) Lazard does not have any property-casualty insurance operations (Schedule V). Regarding the information required under Schedule II, the Company has elected to include the information required to be set forth in such schedule in its consolidated financial statements or notes thereto as permitted by the rules governing these schedules. For example, please see page 89 of Lazard’s Form 10-K for information regarding its allowance for doubtful accounts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Segments, page 50

3.	We note your statement on page 50 that you exclude a discussion of Corporate’s operating results from your analysis of segment operating results due to its relatively minor contribution. However, we also note from your disclosures on page 122 that consolidated operating income was significantly impacted by the corporate segment’s operating income (loss) during each of the periods presented. Please revise your business segment MD&A in future filings to include a discussion of corporate segment results.

Response: The Company intends to revise its business segment MD&A in future filings to include a discussion of corporate segment results. See Appendix A for an example of such disclosure.

Critical Accounting Policies and Estimates: Revenue Recognition, page 63

4.	Please expand your discussion regarding the recognition of performance-based incentive fees. Please revise to clarify whether you use Method 1 or Method 2 of EITF Topic D-96 to recognize performance-based incentive fees. Please also disclose the terms of your performance-based incentive fee arrangements, including:

•	The measurement periods for these performance fees (monthly, quarterly, annually);

•	When amounts are paid, including whether they are paid at the end of the measurement period; and

•	Whether there are any situations in which you could be required to payback any of the incentives after you initially receive them.

Response: The Company intends to revise its disclosures in future filings as follows:

The Company also earns performance-based incentive fees on various investment products, including alternative investment funds such as hedge funds and private equity funds, and traditional products. Incentive fees are calculated based on a specified percentage of a fund’s net appreciation in excess of established benchmarks. These incentive fees are paid at the end of the measurement period. Incentive fees on hedge funds generally are subject to loss carry-forward provisions in which losses incurred by the funds in any year are applied against future period net appreciation before any incentive fees can be earned.

The Company records incentive fees at the end of the relevant performance measurement period, when potential uncertainties regarding the ultimate realizable amounts have been determined, consistent with Method 1 of EITF Topic D-96. The performance fee measurement period is generally an annual period, unless an account terminates during the year. These incentive fees received at the end of the measurement period are not subject to reversal or payback.

Critical Accounting Policies and Estimates: Valuation of Investments, page 64

5.	You state that most of your investments included in “long-term investments” are not publicly traded, and as a result, are valued based upon management’s best estimate. Please disclose in greater detail the methods you use to estimate the fair value amounts of these investments with no ready market as well as the amount of these investments recorded as of each balance sheet date. See paragraphs 12 to 14 of SOP 94-6 and paragraphs 4.68 to 4.71 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Your disclosures should include the following:

•	Explanation of each of the models/techniques used to estimate fair value of the investments;

•	Detailed discussion of the material estimates and assumptions used in each of the models;

•	Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments; and

•	A sensitivity analysis of the impact material changes in estimates and assumptions in estimating the fair value of the investments could have on your financial results.

Please also refer to Section 501.14 of the Financial Reporting Codification for guidance. Please also expand your disclosure regarding your determination of the fair value of these investments in the notes to the financial statements.

Response: Interests in Lazard Asset Management (“LAM”) alternative asset management funds principally include investments in general partnership interests of LAM managed hedge funds. The fair value of such investments reflects the pro-rata ownership of the underlying securities in the funds, and whose fair market value is determined through observable market prices of the underlying securities as provided by external pricing sources.

Consolidated minority interests in LAM alternative asset management funds represent general partnership interests held by unconsolidated affiliates or employees of the Company but controlled and consolidated by Lazard. The associated minority interest amounting to $47,152 and $43,077 at December 31, 2006 and 2005, respectively, is included in “Minority Interest” on the Consolidated Balance Sheets. (see Note 5—Minority Interest).

Private equity investments are primarily comprised of investments in private equity funds and direct private equity interests that are valued, in the absence of observable market prices, using the following valuation methodology. Investments are initially carried at cost, which is subsequently adjusted for additional capital raising transactions such as the issuance of new member interests or through a sale of existing equity to a third party or other events that are indicative of fair value. In the absence of third party transactions, the carrying value of such investments may be adjusted if determined that the expected realizable value of the investment differs from the carrying value. In reaching that determination, consideration is given to many factors including, but not limited to, the operating cash flows and financial performance of the investee relative to budgets, projections, its peers (if they exist), trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features, liquidation preferences or restrictions.

Investments in equity securities are primarily composed of investments in marketable asset management funds for which a readily available market quote exists.

With respect to a sensitivity analysis of material estimates and assumptions on each of the models used on the fair value of investments as well as the impact to material changes in such estimates and assumptions on the fair value of investments, we would like to direct the Staff’s attention to the response provided to question number 9, below. We note to the Staff that, with the exception of our private equity investments, the fair value of principally all of the long-term investments is determined through readily available price quotations and therefore do not require the use of alternative models or estimates. While the private equity investments of approximately $35,629 representing 1% of our balance sheet do require management’s estimates of fair value, the majority of such investments are investments in private equity funds for which we rely on the third party fund managers for estimates of such fair values that are generally at cost unless a significant transaction in the private market would provide a clear indication that a change in value is appropriate, as described above.

Consolidated Financial Statements

Consolidated Financial Statements of Financial Condition, page 75

6.	Please revise your disclosure in future filings regarding the number of Class A common shares issued and outstanding. It appears that your current disclosure does not take into account the 115,000 shares of Class A common stock held in treasury.

Response: The Company intends to revise its disclosures in future filings as follows:

Consolidated Statements of Financial Condition

Common Stock:

Class A, par value $.01 per share (500,000,000 shares authorized; 51,554,068 and 37,500,000 shares issued at December 31, 2006 and 2005, respectively, including 115,000 shares at December 31, 2006 held by a subsidiary)

Less – Class A common stock held by subsidiary, at cost (115,000 shares at December 31, 2006)

10-K Cover (example)

As of January 31, 2007, there were 51,554,068 shares of the registrant’s Class A common stock (including 115,000 shares held by a subsidiary) and one share of the registrant’s Class B common stock outstanding.

This comment is not applicable to Lazard Group LLC.

Note 3 – Significant Accounting Policies

Foreign Currency Translation, page 88

7.	Please disclose the income statement line item used to record exchange gains and losses on foreign currency transactions and, if material, the amount of such gains/losses. Please refer to paragraph 30 of SFAS 52.

Response: The Company advises the Staff that net exchange gains (losses) incurred on foreign currency transactions amounted to approximately $(3,800) for the year ended December 31, 2006 and is included in “revenue – other” on the consolidated statement of income. As the Company reported discontinued operations in the years ended December 31, 2005 and 2004, net exchange gains (losses) incurred on foreign currency transactions aggregating approximately $5,100 and $1,300, respectively, is included in both “revenue – other” with respect to continuing operations and “loss from discontinued operations” with respect to discontinued operations on the consolidated statements of income. The Company intends to revise its disclosures in future filings to incorporate the disclosures similar to the above.

Note 6 – Termination of Strategic Alliance in Italy, page 96

8.	We note that you recognized a gain of approximately $14 million as a result of the termination of Lazard Group’s strategic alliance with Intesa and the repurchase of Intesa’s ownership interest. Please tell us in detail how you determined the amount of gain and the authoritative literature relied upon to support your accounting treatment.

Response: Prior to the termination of the strategic alliance, Intesa owned a 40% equity interest in Lazard Italy with a provision that the alliance would terminate on December 31, 2007, unless renewal options were exercised. Additionally, under certain circumstances, the strategic alliance could be terminated prior to December 31, 2007. Upon either the scheduled or early termination, Lazard was obligated to repurchase the 40% minority interest acquired by Intesa.

The alliance agreement between the parties stipulated that, in a termination event, there would be a specific final settlement that would allow for either all, or a portion of the amounts received to be returned to Intesa based upon the circumstances of the termination. Further, the agreement included specific investment returns under various termination events. The proceeds received from Intesa in 2003 upon the initial sale of such equity interest in Lazard Italy exceeded the carrying value of the underlying net assets by approximately $55,735. Because of the above uncertainties, the proceeds received in excess of the carrying value of the underlying net assets was not recognized as income but instead was deferred until settled, with such amount recorded in “other liabilities” on the consolidated statement of financial condition. We based our accounting on Staff Accounting Bulletin 101, Revenue Recognition, which requires that the revenue not be recognized until it is realized, which in the situation above was not to occur until the strategic alliance was terminated. This is also consistent with the accounting treatment for gain contingencies under SFAS 5, Accounting for Contingencies, in which “contingencies that might result in gains are usually not reflected in the accounts since to do so might be to recognize revenue prior to its realization.”

In connection with the early termination of the strategic alliance in May 2006, Lazard repurchased the 40% equity interest owned by Intesa, which based upon the alliance agreement, required that we return a portion, but not all of their allocated investment interest in Lazard Italy, and as such we recognized $13,695 of the initial deferred amount as a gain in the period the strategic alliance was terminated.

The gain was determined as follows:

Carrying value of Intesa’s interest at termination	$53,960
Deferred credit recorded at inception of strategic alliance	55,735

Total carrying value attributable to minority interest	109,695
Consideration for repurchase of Intesa’s interest in the form of a Note	(96,000)

Gain on termination of strategic alliance	$13,695

Note 7 – Lazard Alternative Investments, page 97

9.	We note from your disclosures on page 89 that your long term investments amounted to approximately $122 million as of December 31, 2006 and consist primarily of investments in merchant banking, alternative investment funds and other privately managed investments. Your footnote disclosures on page 97 appear to only quantify and explain approximately $16 million of the $122 million balance. Please tell and revise future fillings to more fully describe the investments which comprise the remaining $106 million balance and how they are accounted for.

Response: Please be advised that Note 7 – Lazard Alternative Investments was presented with the primary intention of informing readers of our financial statements about certain transactions and agreements with related parties that were separated from Lazard in connection with our initial public offering in May 2005. The disclosures included in this note were intended to bring focus to the funding commitments that the Company has with private equity funds managed by Lazard Alternative Investments LLC (“LAI”), a wholly-owned subsidiary of LFCM Holdings LLC (“LFCM Holdings”), also referred to as the separated businesses. The approximately $16,000 of long- term investments at December 31, 2006 included in this note represent the Company’s contribution to date related to its funding commitments associated with the alternative investment funds managed by a related party. Such investments are included in private equity investments within the summary below.

The following summary of long-term investments at December 31, 2006 and 2005 is provided in response to your request which we will include in future filings:

Types of Investments

	December 31, 2006	December 31, 2005
Interests in LAM alternative asset management funds
General Partnership interests owned by Lazard	$10,140	$6,055
Consolidated minority interests	47,152	43,077
Private equity investments	35,629	20,388
Equity Securities (principally investments in marketable asset management funds)	29,390	11,323

Total long-term investments, at fair value	$122,311	$80,843

Percentage of Total Assets	3.8%	4.2%

Interests in Lazard Asset Management (“LAM”) alternative asset management funds principally include investments in general partnership interests of LAM managed hedge funds. The fair value of such investments reflects the pro-rata ownership of the underlying securities in the funds, and whose fair market value is determined through observable market prices of the underlying securities as provided by external pricing sources.

Consolidated minority interests in LAM alternative asset management funds represent general partnership interests held by unconsolidated affiliates or employees of the Company but controlled and consolidated by Lazard. The associated minority interest amounting to $47,152 and $43,077 at December 31, 2006 and 2005, respectively, is included in “Minority Interest” on the Consolidated Balance Sheets. (see Note 5—Minority Interest).

Private equity investments are primarily comprised of investments in private equity funds and direct private equity interests that are valued, in the absence of observable market prices, using the following valuation methodology. Investments are initially carried at cost, which is subsequently adjusted for additional capital raising transactions such as the issuance of new member interests or through a sale of existing equity to a third party or other events that are indicative of fair value. In the absence of third party transactions, the carrying value of such investments may be adjusted if determined that the expected realizable value of the investment differs from the carrying value. In reaching that determination, consideration is given to many factors including, but not limited to, the operating cash flows and financial performance of the investee relative to budgets, projections, its peers (if they exist), trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features, liquidation preferences or restrictions.

Investments in equity securities are primarily composed of investments in marketable asset management funds for which a readily available market quote exists.

Note 12 – Commitments and Contingencies, page 100

10.	Please tell us and revise future filings to more clearly describe how you have accounted for the indemnification payments received from LFCM related to abandoned lease space in the United Kingdom. For example, please clarify whether you recognize the indemnification payments as a gain when received or you defer recognition of the payments to offset these payments against the cost of abandoned lease facilities over the remaining term of the lease(s). Please also tell us the authoritative literature you relied upon to support your accounting treatment.

Response: The Company advises the Staff of the following regarding the accounting for the indemnification and related abandoned leased space in 2005:

The present value of the amounts due from LFCM in connection with the abandonment of leased office space in the U.K. was recognized as a reduction of the costs recorded pertaining to such leased facilities as such amounts were viewed as directly attributable to, and a recovery of, the exit costs incurred in the financial statements similar to reflecting estimated sublease rentals as a reduction to the Company’s contractual operating lease obligations under SFAS 146. In addition, the Company also reviewed the guidance in FIN 30: Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets, in which the amount of monetary assets received (such as insurance proceeds) is recognized as an adjustment to the gain or loss recorded on the nonmonetary asset.

Additionally, the Company advises the Staff that in future filings, Lazard will revise its disclosure as follows:

During the year ended December 31, 2005, the Company recorded exit costs of approximately $7,700 (net of $23,240 representing the present value of the $25,000 indemnity from LFCM Holdings as described below) relating to other abandoned leased facilities in the U.K., of which $6,300 and $1,400 is included in “loss from discontinued operations” and “premises and occupancy costs”, respectively, on the consolidated statement of income for the year ended December 31, 2005.

Note 20 – Segment Operating Results page 120

11.	Since Lazard Group LLC is domiciled in the United States and represents Lazard Ltd’s primary asset, please revise your geographical disclosures on page 123 in future filings to disclose net revenue and identifiable assets for the United States separate from the rest of North America.

Response: The Company advises the Staff that in future filings, Lazard will revise its geographical disclosures to disclose net revenue and identifiable assets for the United States separate from the rest of North America. As the rest of North America is not significant, such amounts will be disclosed as part of the Rest of World category. The revised disclosures for Lazard Ltd and Lazard Group LLC are included as Appendix B.

Controls and Procedures, page 125

12.	Your statements regarding the effectiveness of your disclosure controls and procedures should not be qualified to indicate that your disclosure controls and procedures were effective in all material respects. Refer to Item 307 of Regulation S-K and Rule 13a – 15(e) of the Exchange Act. Please provide us with an example of the revised disclosures you intend to provide in future filings on Form 10-K.

Response: The Company intends to revise its disclosures in future filings on Form 10-K to remove the phrase “in all material respects” from Item 9A. Controls and Procedures. An example of the revised disclosures we intend to provide in future filings on Form 10-K is provided below.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act as of December 31, 2006 (the end of the period covered by this annual report on Form 10-K). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this annual report on Form 10-K, our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) are effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As requested in your letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comment do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you require further classification of the matters discussed in this letter, please contact Rick Hittner, our Corporate Controller, at (212) 632-1463 or the undersigned at (212) 632-8262 (facsimile: (212) 332-5230)

Sincerely,

/s/ Michael J. Castellano
Michael J. Castellano
Chief Financial Officer
Lazard Ltd and Lazard Group LLC

Appendix A

(The following represents the discussion of Corporate segment results in response to Comment 3)

Corporate – Lazard Ltd

	Year Ended December 31,
	2006	2005	2004
	($ in thousands)
Net Interest Income (Expense)(a)	$(68,638)	$(49,658)	$(14,461)

Other Income	35,644	20,100	36,925

Net Revenue (Expense)	(32,994)	(29,558)	22,464
Operating Expenses (b)	26,173	20,255	1,295

Operating Income (Loss)	$(59,167)	$(49,813)	$21,169

Headcount (c):
Managing Directors	8	8	6
Limited Managing Directors	1	1	13
Other Employees:
Business segment professionals	8	11	13
All other professionals and support staff	614	652	765

Total	631	672	797

(a)	Includes interest income of $30,092, $23,943, and $19,471 for the periods ending December 31, 2006, 2005 and 2004, respectively.
(b)	Includes provisions pursuant to tax receivable agreement with LFCM of $5,964 and $2,685 for the periods ending December 31, 2006 and 2005, respectively.
(c)	Includes headcount related to support functions.

Corporate Results of Operations

Year Ended December 31, 2006 versus December 31, 2005

As shown in the table above, net revenues (expense) consist of net interest income (expense) and other income. Net interest expense of $69 million increased by $19 million, or 38%, principally due to the incremental interest expense on financings related to the issuance of debt and equity security units that occurred on May 10, 2005 in connection with the equity public offering and recapitalization, with such debt and equity security units outstanding for the full year in 2006 as compared to only part of 2005.

Other income of $36 million increased by $16 million, or 77%, principally due to the impact of a gain of approximately $14 million (excluding transaction and other costs) recognized on the termination of the Intesa Strategic Alliance (see “Liquidity and Capital Resources”).

Operating expenses were $26 million in 2006, an increase of $6 million, or 29%, versus operating expenses of $20 million in 2005. The increase was primarily due to a $3 million increase to the provision pursuant to the tax receivable agreement with LFCM (see Note 16 of Notes to Consolidated Financial Statements).

Appendix A (continued)

Year Ended December 31, 2005 versus December 31, 2004

In 2005, net interest expense of $50 million increased by $35 million, or 243%, principally due to the incremental interest expense on financings related to the issuance of debt and equity security units that occurred on May 10, 2005 in connection with the equity public offering and recapitalization.

Other income of $20 million decreased by $17 million, or 46%, principally due to lower investment gains in 2005.

Operating expenses were $20 million in 2005, an increase of $19 million, versus operating expenses of $1 million in 2004. The increase was principally as a result of lower level of administrative and support services charged to LFCM in 2005 as compared to 2004, increased costs associated with being a public company as well as a $3 million increase to the provision pursuant to the tax receivable agreement with LFCM (see Note 16 of Notes to Consolidated Financial Statements).

As stated above, historical results for periods prior to the equity public offering on May 10, 2005 and subsequent thereto are not comparable.

Appendix B

(The following table sets forth the revised geographic disclosures in response to Comment 11)

Lazard Ltd

	As Of Or For The Year Ended December 31,
	2006	2005	2004
Net Revenue:
United States	$775,995	$621,428	$537,498
United Kingdom	245,409	209,812	171,200
France	267,806	208,393	188,586
Other Western Europe	158,897	197,384	175,065
Rest of World	45,448	64,425	22,481

Total	$1,493,555	$1,301,442	$1,094,830

Identifiable Assets:
United States	$985,037	$479,577	$424,295
United Kingdom	335,953	261,966	288,656
France	1,663,523	959,695	1,078,614
Other Western Europe	160,814	165,794	182,144
Rest of World	63,338	43,865	36,840

Total (a)	$3,208,665	$1,910,897	$2,010,549

(a)	Excludes assets of discontinued operations of $1,488,675 at December 31, 2004.

Lazard Group

	As Of Or For The Year Ended December 31,
	2006	2005	2004
Net Revenue:
United States	$775,609	$621,397	$537,498
United Kingdom	245,409	209,812	171,200
France	267,806	208,393	188,586
Other Western Europe	158,897	197,384	175,065
Rest of World	45,448	64,425	22,481

Total	$1,493,169	$1,301,411	$1,094,830

Identifiable Assets:
United States	$983,592	$479,186	$424,295
United Kingdom	335,953	261,966	288,656
France	1,663,523	959,695	1,078,614
Other Western Europe	160,814	165,794	182,144
Rest of World	43,325	40,492	36,840

Total (a)	$3,187,207	$1,907,133	$2,010,549

(a)	Excludes assets of discontinued operations of $1,488,675 at December 31, 2004.